Exhibit C

December 21, 2009

Board of Directors
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010

Members of the Board,

Danfoss A/S (“Danfoss”) is pleased to advise you that, through its wholly owned subsidiary Danfoss Acquisition Inc., it intends to commence a tender offer for all of the outstanding shares of common stock of Sauer–Danfoss Inc. (“Sauer-Danfoss”) not already owned by Danfoss or its subsidiaries at an offer price of $10.10 per share, payable in cash.

This offer price represents (a) a premium of approximately 19.7% over the closing price of the common stock on the New York Stock Exchange on December 18, 2009, which was the last trading day prior to the date on which Danfoss’ intention to make the Offer was announced, and (b) a premium of approximately 20.7% over the average closing price during the three months preceding December 18, 2009.  In light of these considerations, we believe the price we intend to offer is fair to the shareholders of Sauer-Danfoss (other than Danfoss and its affiliates that are shareholders).  Furthermore, in view of the relatively limited trading volume of the Sauer-Danfoss shares, our proposal represents a unique opportunity for the public shareholders of Sauer-Danfoss to obtain liquidity in the near term.

The transaction will provide Sauer-Danfoss with increased access to the resources of Danfoss, which we anticipate will enhance its current debt-laden balance sheet and place Sauer-Danfoss in a better position to confront its competitive challenges and improve its operational and strategic potential.

The tender offer will be conditioned upon, among other things, the tender of a majority of the minority of the shares (that is, shares that are not owned by Danfoss or its affiliates or the directors or officers of Danfoss, its affiliates, or Sauer-Danfoss) (the “majority of the minority” condition), and the ownership by Danfoss of at least 90% of the outstanding shares following consummation of the tender offer.  If we own at least 90% of the outstanding shares of Sauer-Danfoss following consummation of the tender offer, we intend to consummate a subsequent “short-form” merger transaction in which shares that are not tendered in the tender offer would be converted into the right to receive cash at the same price offered in the tender offer.  The aforesaid majority of the minority condition will not be waiveable in this tender offer. There will be no financing condition associated with the tender offer.  Danfoss expects to finance the tender offer from its existing financing sources.

In considering our proposal, you should be aware that we are interested only in acquiring the Sauer-Danfoss shares not already owned by us and that we will not sell our stake in Sauer-Danfoss or consider any strategic transaction involving Sauer-Danfoss other than the proposal outlined here.

We intend to commence the tender offer in the first week of January 2010.  We expect that the Board of Directors of Sauer-Danfoss will form a special committee of independent directors that will make a recommendation to shareholders with respect to our offer.  We will encourage the special committee to retain its own legal and financial advisors to assist in its function.

We are hopeful that by proceeding with a tender offer we will be able to complete the acquisition of the public Sauer-Danfoss shares quickly and thereby enable the shareholders of Sauer-Danfoss to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

In the morning of December 22, 2009, we will file a Schedule 13D amendment, and as such, we feel compelled to issue a press release, a copy of which is attached for your information.  We expect to issue this press release prior to the opening of the New York Stock Exchange on December 22, 2009.

I will personally be overseeing this proposed transaction on behalf of Danfoss.  If you have any questions concerning our proposal, please feel free to contact me.

Kind regards,

Niels B. Christiansen
CEO and President
Danfoss A/S